


SEC MAIL PROCESSING
RECEIVED
DEC 07 2005
WASH. D.C.
190
SECTION

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form CB

TENDER OFFER/RIGHTS OFFERING NOTIFICATION FORM

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to file this Form:

Securities Act Rule 801 (Rights Offering)	☐
Securities Act Rule 802 (Exchange Offer)	☒
Exchange Act Rule 13e-4(h)(8) (Issuer Tender Offer)	☐
Exchange Act Rule 14d-1(c) (Third Party Tender Offer)	☐
Exchange Act Rule 14e-2(d) (Subject Company Response)	☐

Filed or submitted in paper if permitted by Regulation S-T Rule 101(b)(8) ☒

Toyota Tsusho Kabushiki Kaisha

(Names of Subject Companies)

Toyota Tsusho Corporation

(Translation of Subject Company's Names into English (if applicable))

Japan

(Jurisdiction of Subject Company's Incorporation or Organization)

Toyota Tsusho Corporation

(Names of Person(s) Furnishing Form)

Common Stock

(Title of Class of Subject Securities)

N/A

(CUSIP Number of Class of Securities (if applicable))

Toyota Tsusho Corporation, Attn.: Mr. Yoshifumi Araki; General Manager,
Administrative Division Corporate Planning Department,
Century Toyota Bldg., 9-8, Meieki 4-chome, Nakamura-ku, Nagoya, 450-8575, Japan
(phone number: 81-52-584-5000)

(Names, Addresses (including zip code) and Telephone Numbers (including area code) of Person(s) Authorized to Receive Notices and Communications on Behalf of Subject Company)

N/A

(Date Tender Offer/Rights Offering Commenced)

PAGE 1 OF 11 PAGES
EXHIBIT INDEX ON P. 2

PART I — INFORMATION SENT TO SECURITY HOLDERS

Item 1. *Home Jurisdiction Documents*

(a) The following document is attached as an exhibit to this Form:

Exhibit number	Description
P.5 1	English translation of a press release announcing the conclusion of the merger agreement between Toyota Tsusho Corporation and Tomen Corporation.

(b) Not applicable.

Item 2. *Informational Legends*

A legend complying with Rule 802(b) under the U.S. Securities Act of 1933, as amended, is included in the English translation of the press release included as Exhibit 1.

PART II — INFORMATION NOT REQUIRED TO BE SENT TO SECURITY HOLDERS

Not applicable.

PART III — CONSENT TO SERVICE OF PROCESS

On October 28, 2005, Toyota Tsusho Corporation filed a written irrevocable consent and power of attorney with the Commission on Form F-X.

PART IV — SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Toyota Tsusho Corporation

By 

Name: Yoshifumi Araki
Title: General Manager,
Administrative Division
Corporate Planning Department

Date: December 7, 2005

TOKYO:31254.1

EXHIBIT 1

December 6, 2005

To whom it may concern

Corporate name: Toyota Tsusho Corporation
Representative: Junzo Shimizu, President
(Securities Code No. 8015
Tokyo and Nagoya Stock Exchanges, First Section)
Contact: Yusuke Chino, General Manager
Corporate Communications Office
Tel: +81-52-584-5011

Corporate name: Tomen Corporation
Representative: Mahito Kageyama, President
(Securities Code No. 8003
Tokyo, Osaka, and Nagoya Stock Exchanges, First Section)
Contact: Takafumi Funayama, General Manager
Corporate Communications Office
Tel: +81-3-5288-2083

Conclusion of Merger Agreement between Toyota Tsusho and Tomen

Toyota Tsusho Corporation (hereinafter referred to as "Toyota Tsusho") and Tomen Corporation (hereinafter referred to as "Tomen") have agreed at their board meetings today to sign an agreement on the merger between Toyota Tsusho and Tomen based upon the basic merger agreement announced on October 28, 2005, which is to take effect on April 1, 2006.

NOTICE TO U.S. SHAREHOLDERS

This business combination is made for the securities of a foreign company. The offer is subject to disclosure requirements of a foreign country that are different from those of the United States. Financial statements included in the document, if any, have been prepared in accordance with foreign accounting standards that may not be comparable to the financial statements of United States companies.

It may be difficult for you to enforce your rights and any claim you may have arising under the federal securities laws, since the issuer of the securities is located in a foreign country, and some or all of its officers and directors may be residents of a foreign country. You may not be able to sue a foreign company or its officers or directors in a foreign court for violations of the U.S. securities laws. It may be difficult to compel a foreign company and its affiliates to subject themselves to a U.S. court's judgment.

You should be aware that the issuer may purchase securities otherwise than under this business combination, such as in open market or privately negotiated purchases.

1. Purpose of merger

Toyota Tsusho, as the sole trading company in the Toyota Group, dealing in products including metals, machinery and electronics, vehicles, energy and materials, and consumer products and services, has been rapidly expanding its overseas business activities as a consequence of Toyota Motor's worldwide strategy. Under its Vision 2010 (a long-term management plan), Toyota Tsusho, in addition to further reinforcing its vehicle-related business activities, intends to transform itself to achieve a well-balanced profit structure by expanding its non-vehicle business activities as well and to address the task of solidifying its management resources.

Tomen, as a general trading company dealing in chemicals, produce and foodstuffs, textiles, electronics, and machinery and energy, has been endeavoring to construct a stable income base. However, amid an environment of aggressive expansion by its competitors into new business areas through rapidly expanding markets such as those emerging in the BRICs economies and through innovations in technology, Tomen has had to face the task of creating new business areas as part of the promotion of its growth strategy, in order to continue its future development.

Toyota Tsusho and Tomen have been engaged in capital tie-ups and business partnerships since March 2000. In light of these circumstances, both companies have decided that in order to achieve greater expansion of business scope and to facilitate the creation of new business opportunities, thereby ultimately realizing the further enhancement of corporate value, a merger of the two would be the best option. Therefore, the two companies have decided to conclude a basic agreement on the merger of the two companies.

The merger of the two companies will not only enable the realization of their growth strategies by making maximum use of their respective management resources. It will also allow for the construction of a well-balanced segment structure through the allocation of management resources from the standpoint of what is best for the whole enterprise.

The merger will become effective upon gaining the approval of the shareholders of both companies, the relevant authorities, and clients. It is, therefore, our hope that all those concerned will understand the above circumstances and will be particularly forthcoming with support concerning this matter.

2. Outline of merger

(1) Schedule of merger

Meetings of both companies' board of directors to authorize the merger agreement: December 6, 2005
Conclusion of the merger agreement: December 6, 2005
(Tomen) Class Stock General Shareholders' Meeting to authorize the merger agreement
for those holders of Class B Preferred Stock: Middle of February 2006 (tentative)
Extraordinary General Shareholders' Meetings of both companies to authorize the merger agreement
(Tomen's Extraordinary General Shareholders' Meeting shall also serve as the Class Stock General
Shareholders' Meeting for those holders of common stock): End of February 2006 (tentative)
Date of the merger: April 1, 2006 (scheduled)
Date of registration of the merger: April 3, 2006 (scheduled)

(2) Merger structure

The merger will be undertaken in the spirit of equality between the two companies, but with Toyota Tsusho remaining as the existing company and Tomen becoming the non-surviving company.

(3) Merger ratio

Corporate name	Toyota Tsusho	Tomen
Merger ratio	1	0.069

1. Allocation of shares

Each Tomen share will be converted into 0.069 Toyota Tsusho shares. An appropriate number of shares (initial date of reckoning dividend: April 1, 2006, date of stock allocated: April 3, 2006) necessary for the allocation will be issued. However, new shares will not be allocated for the 159,735,000 Tomen shares held by Toyota Tsusho and the 1,944,245 (as of September 30, 2005, amount on the date of merger is uncertain) Tomen treasury stock. Moreover, allocation of new shares for Tomen's preferred stock will not be made, since Toyota Tsusho intends to purchase all Tomen's preferred stock for the amount not exceeding 80 billion yen by the merger date.

Be advised that the above merger ratio is subject to change when significant changes occur regarding the terms and conditions upon which the calculations of the merger ratio have been based including the terms and conditions for purchase by Toyota Tsusho of Tomen's preferred stock.

2. Basis for calculating the merger ratio

In order to ensure fairness and validity, third party organizations of Merrill Lynch Japan Securities Co., Ltd., appointed by Toyota Tsusho, Nomura Securities Co., Ltd. and Nikko Citigroup Limited, appointed by Tomen, were asked to calculate the appropriate merger ratio of the two parties. The two companies, subsequently, referred to these calculation results based on Discounted Cash Flow Analysis, Comparable Trading Multiples Analysis and Market Price Analysis in their discussions and decided upon this merger ratio.

(4) Prerequisite conditions for the merger

The merger is scheduled to be executed; on the precondition that the merger agreement to be henceforth concluded is approved at the Extraordinary General Meeting of Shareholders and at the Extraordinary Meeting of Class Shareholders of the two companies, that Toyota Tsusho will have acquired all Tomen's preferred stock by the date of the merger for the amount not exceeding 80 billion yen; and upon the satisfaction of other preconditions, which the two companies will deliberate and agree upon.

(5) Number of new shares to be issued upon merger

Common stock: 44,738,000 shares (However, the number of shares may vary according to the fluctuations in the number of treasury stock held by Tomen up to the date of the merger)

(6) Merger subsidy

There will be no merger subsidy to be paid.

3. Outline of Toyota Tsusho and Tomen

(as of September 30, 2005)

(1) Corporate name	Toyota Tsusho Corporation	Tomen Corporation

(2) Business		Trading company	Trading company
(3) Date founded		July 1, 1948	April 15, 1920
(4) Address of head office		(Century Toyota Building) 9-8, Meieki 4-chome, Nakamura-ku, Nagoya	(Sumitomo Nakanoshima Building) 2-18, Nakanoshima 3-chome, Kita-ku, Osaka
(5) Representative		Junzo Shimizu, President	Mahito Kageyama, President
(6) Paid-in capital		26,748 million yen	44,199 million yen
(7) Shares outstanding		Ordinary shares: 282,867,304	Ordinary shares: 810,061,645 Preferred shares: 144,000,000
(8) Shareholder's equity	Consolidated	269,634 million yen	20,585 million yen
	Non-consolidated	222,984 million yen	23,277 million yen
(9) Total assets	Consolidated	1,333,313 million yen	739,031 million yen
	Non-consolidated	1,010,323 million yen	558,275 million yen
(10) Fiscal year		March	March
(11) Number of employees	Consolidated	13,981 (as of Mar. 2005)	5,554 (as of Mar. 2005)
	Non-consolidated	1,963 (as of Mar. 2005)	766 (as of Mar. 2005)
(12) Major customers		Large number of domestic and overseas customers based on the sales/purchases and trade of merchandise	Large number of domestic and overseas customers based on the sales/purchases and trade of merchandise
(13) Major shareholders (%)		Toyota Motor Corporation 22.99% Toyota Industries Corporation 12.88%	Toyota Tsusho Corporation 19.71% Toyota Motor Corporation 10.64%
(14) Main banks		UFJ Bank Limited Sumitomo Mitsui Banking Corporation The Bank of Tokyo-Mitsubishi, Ltd.	UFJ Bank Limited Sumitomo Mitsui Banking Corporation The Bank of Tokyo-Mitsubishi, Ltd. Mizuho Corporate Bank, Ltd. The Chuo Mitsui Trust and Banking Company, Limited The Norinchukin Bank Resona Bank, Limited
(15) Relationship between the two companies	Capital	Toyota Tsusho holds 19.71% of Tomen's stock.	
	Personnel	Toyota Tsusho has sent two of its directors to Tomen.	
	Trading	Temporary staffing services, marine fuel operations, and insurance operations have been integrated.	

(16) Financial results for the previous three years

(unit: million yen)

	Toyota Tsusho Corporation			Tomen Corporation		
Fiscal year	FY 2003	FY 2004	FY 2005	FY 2003	FY 2004	FY 2005
Consolidated sales	2,576,453	2,787,793	3,315,830	2,082,897	1,604,084	1,577,303
Consolidated	31,067	37,020	56,314	25,661	28,179	26,568

operating income						
Consolidated ordinary income	33,673	40,572	61,080	13,704	21,584	25,020
Consolidated net income	18,828	20,663	37,521	(66,969)	3,753	9,627
Consolidated earnings per share (yen)	66.06	72.75	132.98	(105.58)	5.16	11.92
Consolidated earnings per share after dilution (yen)	66.01	72.35	132.11	–	1.96	6.51
Shareholder's equity per share (yen)	571.38	677.12	849.16	(91.72)	(53.40)	(38.09)

Non-consolidated sales	2,191,871	2,344,796	2,638,392	1,548,161	1,095,043	1,056,368
Non-consolidated operating income	14,622	14,546	16,801	7,747	12,667	12,919
Non-consolidated ordinary income	18,441	20,672	27,188	4,773	8,262	14,065
Non-consolidated net income	8,257	10,554	15,800	(46,124)	1,130	4,467
Non-consolidated earnings per share (yen)	28.70	37.04	55.53	(72.38)	1.56	5.52
Non-consolidated earnings per share after dilution (yen)	28.68	36.84	55.17	–	0.59	3.00
Dividend per share (yen)	7.75	8.00	12.00	–	–	–
Non-consolidated shareholder's equity per share (yen)	530.03	628.80	713.35	(0.47)	(21.71)	(13.53)

4. Outline of the merged company

(1) Corporate name: Toyota Tsusho Corporation

(2) Description of business: Domestic and import / export sales of products, insurance agency operations, etc. (Product categories: Metals, machinery and electronics, automotive, energy and chemicals, foodstuffs, and consumer products and services, etc.)

(3) Address of head office: Century Toyota Building 9-8, Meieki 4-chome, Nakamura-ku, Nagoya

(4) Paid-in capital: 26,748 million yen (There will be no change in paid-in capital upon merger.)

(5) Accounting period: March

(6) The board of Directors and Corporate Auditors

The following 1. indicates the persons who will be newly appointed to the board of directors and as corporate auditors of the company following the merger (hereinafter referred to as the "merged company"). The appointments shall take place on the day of the merger. Furthermore, the following 2. is a list of the board members and corporate auditors who will remain in their posts in the merged company.

1. Newly-appointed directors and corporate auditors

Member of Board	Mahito Kageyama (to be Executive Vice President, currently President of Tomen)
Member of Board	Shunya Fukutomi (currently Senior Managing Director of Tomen)
Member of Board	Yoshimasa Kondo (currently Managing Director of Tomen)
Corporate Auditor	Shozo Hamana (currently Managing Director of Toyota Tsusho)
Corporate Auditor	Tatsuya Kugo (currently Managing Executive Officer of Tomen)

2. Continuing directors and corporate auditors

Member of Board	Masaaki Furukawa (to be Chairman, currently Chairman of Toyota Tsusho)
Member of Board	Yoshihiro Kaneko (to be Vice Chairman, currently Vice Chairman of Toyota Tsusho)
Member of Board	Junzo Shimizu (to be President, currently President of Toyota Tsusho)
Member of Board	Yoji Toyohara (to be Executive Vice President, currently Executive Vice President of Toyota Tsusho)
Member of Board	Nobuhiko Sahara (to be Executive Vice President, currently Executive Vice President of Toyota Tsusho)
Member of Board	Kiyoshi Furubayashi (currently Senior Managing Director of Toyota Tsusho)
Member of Board	Katsunori Takahashi (currently Senior Managing Director of Toyota Tsusho)
Member of Board	Masahiro Tanizeki (currently Senior Managing Director of Toyota Tsusho)
Member of Board	Sumihiro Hirono (currently Managing Director of Toyota Tsusho)
Member of Board	Yoshimi Takai (currently Managing Director of Toyota Tsusho)
Member of Board	Ryoji Shimizu (currently Managing Director of Toyota Tsusho)
Member of Board	Koji Oshige (currently Managing Director of Toyota Tsusho)
Member of Board	Yoichi Kihara (currently Managing Director of Toyota Tsusho)
Corporate Auditor	Kanji Kurioka (currently Corporate Auditor of Toyota Tsusho)
Corporate Auditor	Yoshio Uesaka (currently Corporate Auditor of Toyota Tsusho)
Corporate Auditor	Tadashi Ishikawa (currently Corporate Auditor of Toyota Tsusho)

(7) Financial outlook after merger:

(unit: million yen)

Fiscal year	FY 2006	FY 2008
Consolidated sales	6,000,000	6,700,000
Consolidated operating income	93,000	107,000
Consolidated ordinary income	97,000	113,000
Consolidated net income	46,500	55,500

Non-consolidated sales	4,200,000	4,600,000
Non-consolidated operating income	20,000	23,000
Non-consolidated ordinary income	36,000	44,000
Non-consolidated net income	16,000	20,500
Dividend per share (yen)	18.00	18.00

【Contact】

Corporate name		
Toyota Tsusho	Corporate Communications Office	+81-52-584-5011 / +81-3-3242-8197
Tomen	Corporate Communications Office	+81-3-5288-2083